Exhibit 12
Statements re: computation of ratios

	For the three
	months ended	For the year ended	For the year ended	For the year ended	For the year ended	For the year ended
	March 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Net income from continuing operations	$1,086,333	$4,399,948	$4,873,021	$5,958,214	$3,284,957	$3,436,149

Add: fixed charges	5,312,015	22,000,728	20,963,484	15,670,067	11,490,476	2,494,245

Less: preferred distributions	(1,023,438)	(4,093,750)	(4,093,750)	(4,093,750)	(2,186,890)	-

Earnings	$5,374,910	$22,306,926	$21,742,755	$17,534,531	$12,588,543	$5,930,394

Fixed Charges:
Interest expense	4,012,433	16,398,938	15,574,735	10,847,346	8,041,412	2,187,586
Amortization of deferred financing fees	272,504	1,495,598	1,283,952	717,195	1,207,198	260,098
Estimated interest component of rent	3,640	12,442	11,047	11,776	54,976	46,561
Preferred distributions	1,023,438	4,093,750	4,093,750	4,093,750	2,186,890	-

Total fixed charges and preferred distributions	5,312,015	22,000,728	20,963,484	15,670,067	11,490,476	2,494,245

Ratio of earnings to combined fixed charges and preferred distributions	1.0	1.0	1.0	1.1	1.1	2.4

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